UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Exide Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302051206

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Michael Fischer, General Counsel

212-603-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No 302051206

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Page 7 of 11 Pages

This is Amendment No. 8 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands company, Sandell Asset Management Corp., a British Virgin Islands company (“SAMC”), Castlerigg International Limited, a British Virgin Islands company, Castlerigg International Holdings Limited, a British Virgin Islands company, and Thomas E. Sandell, a citizen of Sweden (together, the “Reporting Persons”), on November 8, 2004 and amended by Amendment No. 1 filed on November 12, 2004, Amendment No. 2 on January 13, 2005, Amendment No. 3 on February 15, 2005, Amendment No. 4 on February 24, 2005, Amendment No. 5 on February 25, 2005, Amendment No. 6 on March 2, 2005 and Amendment No. 7 on March 17, 2005 (the initial Schedule 13D and all amendments thereto being referred to herein as the “Schedule 13D”). The following items in the Schedule 13D are hereby amended to include the following information:

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons sold (x) 1,230,287 shares of Exide common stock and (y) notes convertible into 172,711 shares of Exide common stock in the open market on May 17, 2005, and 1,203,931 shares of Exide common stock in the open market on May 18, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

After the sales on May 17, 2005 and May 18, 2005, the Reporting Persons no longer own any shares of Exide common stock. This is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing. A list of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending on May 19, 2005 is attached hereto as Appendix XII.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in Exide common stock that were effected by the Reporting

Persons during the past sixty days ending November 8, 2004.*

Appendix II: Joint Filing Agreement.*

Appendix III: Instruction C Person Information.*

Appendix IV: Letter to the Executive Committee of the Board of Directors of Exide

Technologies, dated November 10, 2004.**

Appendix V: Biographic information regarding Perry J. Lewis and Mark C. Demetree.***

Appendix VI: List of the transactions in Exide common stock that were effected by the

Reporting Persons during the past sixty days ending February 15, 2005.****

Appendix VII: List of the transactions in Exide common stock that were effected by the

Reporting Persons during the past sixty days ending February 23, 2005. *****

Page 8 of 11 Pages

Appendix VIII: Letter to the Chairman of the Board of Directors of Exide Technologies,

dated February 18, 2005. *****

Appendix IX: Letter to the Chairman of the Board of Directors of Exide Technologies, dated

February 23, 2005. *****

Appendix X: Confidentiality Agreement executed February 23, 2005. *****

Appendix XI: Powers of Attorney******

Appendix XII: List of the transactions in Exide common stock that were effected by the

Reporting Persons during the past sixty days ending May 19, 2005.

*Previously filed with the Schedule 13D filed on November 8, 2004.

**Previously filed with the 1st Amendment to the Schedule 13D filed on November 12, 2004.

***Previously filed with the 2nd Amendment to the Schedule 13D filed on January 13, 2005.

****Previously filed with the 3rd Amendment to the Schedule 13D filed on February 15, 2005.

*****Previously filed with the 4th Amendment to the Schedule 13D filed on February 24, 2005.

******Previously filed with the 7th Amendment to the Schedule 13D filed on March 17, 2005.

Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2005	CASTLERIGG MASTER INVESTMENTS LTD.

By: Sandell Asset Management Corp. As Investment Manager

By: *
Thomas E. Sandell Title: Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: *
Thomas E. Sandell Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By: Sandell Asset Management Corp. As Investment Manager

By: *
Thomas E. Sandell Title: Chief Executive Officer

Page 10 of 11 Pages

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: Sandell Asset Management Corp. As Investment Manager

By: *
Thomas E. Sandell Title: Chief Executive Officer

By: *
Thomas E. Sandell

*By: /s/ Michael R. Fischer
Name: Michael R. Fischer Title: Attorney-in-fact

Page 11 of 11 Pages

APPENDIX XII

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Date of transaction	Person effecting transaction	Amount of securities involved	Price per share or unit	Where and how the transaction was effected
5/17/05	SAMC	26,400	6.62	Regular market transaction
5/17/05	SAMC	100,000	6.90	Regular market transaction
5/17/05	SAMC	475,000	6.5097	Regular market transaction
5/17/05	SAMC	200,000	6.0125	Regular market transaction
5/17/05	SAMC	25,000	5.767	Regular market transaction
5/17/05	SAMC	200,000	5.75	Regular market transaction
5/17/05	SAMC	200,000	5.8374	Regular market transaction
5/17/05	SAMC	3,887	6.7138	Regular market transaction
5/17/05	SAMC	3,000,000 Notes	42.00	Regular market transaction
5/18/05	SAMC	350,000	6.0537	Regular market transaction
5/18/05	SAMC	125,000	5.98	Regular market transaction
5/18/05	SAMC	350,000	5.6976	Regular market transaction
5/18/05	SAMC	26,700	6.0924	Regular market transaction
5/18/05	SAMC	100,000	6.35	Regular market transaction
5/18/05	SAMC	252,231	5.802	Regular market transaction